UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  ☐

The information contained in this report is incorporated by reference into Registration Statements on Form S-8 (File Nos. 333-130283 and 333-09874), Form F-10 (File No. 333-216541) and Form F-3 (File Nos. 333-202584 and 333-216286).

SUPPLEMENTAL DISCLOSURE

The information set forth in the registrant’s Report to Shareholders for the First Quarter, 2017, dated February 23, 2017, which was filed as Exhibit 99.1 to Canadian Imperial Bank of Commerce’s Form 6-K dated February 23, 2017 (SEC Accession No. 0001193125-17-052908), under the caption “Management’s Discussion and Analysis —Management of Risk —Liquidity Risk — Funding—Credit Ratings,” is hereby updated by adding the following:

“On May 10, 2017, Moody’s announced that it has downgraded our senior long-term debt rating to A1 from Aa3. Our ratings outlook remains negative. There can be no assurance that Moody’s will not take further action with respect to our senior long-term credit rating.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 12, 2017	By:	/s/ Stephen Forbes
	Name:	Stephen Forbes
	Title:	Executive Vice President